EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE December 19, 2013
ITEM 3.	NEWS RELEASE Issued December 19, 2013 and distributed through the facilities of CNW (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company announced today that the Company’s Board of Directors has appointed Richard C. Kraus as an independent director. Mr. Kraus served as CEO (and previously COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. He is a graduate of LaSalle University in Business Administration and is also a Certified Public Accountant.  To make room for Mr. Kraus, James S. Anthony, one of the Company's founders and largest shareholders, has agreed to step down from the Board.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 20th day of December of 2013

ANNEX A

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 19, 2013

Richard Kraus Appointed a Director of Seabridge Gold

Chairman and CEO Rudi Fronk announced today that the Company’s Board of Directors has appointed Richard C. Kraus as an independent director. Mr. Kraus, (age 67), is an accomplished business leader with a broad range of experience as an investor, board director, senior executive and business consultant across multiple industries with an emphasis on mining and natural resources. He served as CEO (and previously COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. He is a graduate of LaSalle University in Business Administration and is also a Certified Public Accountant.

Mr. Fronk noted that the Company has now added three new directors in the past two years, all of whom have a strong technical background and extensive experience in the mining industry. “Richard’s background will enable him to make strong contributions to the Board’s audit, compensation and corporate governance procedures. He also brings a considerable depth of experience in the execution of major corporate transactions such as joint ventures, acquisitions and divestitures.”

To make room for Mr. Kraus, James S. Anthony, one of the Company’s founders and largest shareholders, has agreed to step down from the Board. “For the past 14 years Jim has served Seabridge’s shareholders as a director, Chairman and a key driver of our corporate strategy. Jim has agreed to continue to advise Seabridge as a strategic consultant and I look forward to working with him in a seamless transition. As a result of Richard’s appointment and Jim’s retirement as a non-independent director, the Board’s independence has been further strengthened as currently we have six independent directors out of eight,” said Mr. Fronk.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net